OMB Approval
                        UNITED STATES                 -------------------------
              SECURITIES AND EXCHANGE COMMISSION      OMB Number:  3235-0145
                   Washington, D.C.  20549            Expires:  August 31, 1999
                                                      Hours per response:  14.90

                        SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                  (Amendment No. ______)*

             The WellCare Management Group, Inc.
             -----------------------------------
                      (Name of Issuer)

           Common Stock, Par Value $.01 Per Share
           --------------------------------------
               (Title of Class of Securities)

                          949470108
                        --------------
                        (CUSIP Number)

                     Kiran C. Patel, M.D.
       6800 North Dale Mabry Hwy., Suite 268, Tampa, FL 33614
                        (813) 290-6200
    ------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                         May 19,1999
    ------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 949470108

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). Kiran C. Patel, M.D.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)     X

3.    SEC Use Only

4.    Source of Funds (See Instructions)  PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization       UNITED STATES OF AMERICA

Number of         7.  Sole Voting Power
Shares Bene-
ficially by       8.  Shared Voting Power  19,780,111 (1)
Owned by
Each              9.  Sole Dispositive Power
Reporting
Person With       10. Shared Dispositive Power  19,780,111 (1)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  19,780,111

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)  51.0%
14.   Type of Reporting Person (See Instructions)
         IN




(1) The number of Shares reported reflects the number of shares of Series A Preferred Stock that was converted to Common Stock at the later of (i) the amendment to the Company's certificate of incorporation increasing the total number of authorized shares of Common Stock by 55,000,000 shares or (ii) the obtrainment of all governmental and regulatory approvals necessary for the conversion of shares of Series A Preferred Stock into shares of Common Stock (the "Conversion"). The Conversion occurred on October, 11, 1999, and each outstanding shares of Series A Preferred Stock was immediately and automatically converted into fully paid and non-assessable shares of Common Stock.

ITEM 1:  SECURITY AND ISSUER

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.01 per share (the "Common Stock") of The WellCare Management Group, Inc., a New York corporation (the "Company"), whose principal place of business is located at 280 Broadway, 3rd Floor, Newburgh, NY 12250.

ITEM 2:  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Kiran C. Patel, M.D. ( "Dr. Patel"), a United States citizen, whose principal business address is 6800 North Dale Mabry, Hwy., Suite 268, Tampa, FL 33614. Dr. Patel is the President and Chief Executive Officer of the Company.

Dr. Patel has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Dr. Patel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 11, 1999, pursuant to a Stock Purchase Agreement dated May 19, 1999, as amended on June 1, 1999 (the "Stock Purchase Agreement") (filed as Exhibits
10.64 and 10.65, respectively to the Company's Current Report on Form 8-K filed on June 28, 1999 and incorporated herein by reference), the Company issued and Dr. Patel purchased a 55% ownership interest in the Company for $5 million (the "Purchase Price"). Dr. Patel used personal funds to pay the Purchase Price. Dr. Patel is the principal of Well Care HMO, Inc., a Florida corporation, an entity unrelated to the Company.

Dr. Patel received his 55% ownership interest in the Company pursuant to the issuance by the Company of 100,000 shares of a newly authorized series of senior convertible preferred stock ("Series A Convertible Preferred Stock"). The Series A Convertible Preferred Stock was subject to mandatory conversion into Common Stock upon the amendment to the Company's certificate of incorporation to increase the number of authorized shares of common stock from 20 million to 75 million and the satisfaction of certain other conditions. The Series A Convertible Preferred Stock was converted into 21,449,253 shares of Common Stock on October 11, 1999.

ITEM 4:  PURPOSE OF TRANSACTION

Dr. Patel acquired the shares of Series A Convertible Preferred Stock for investment purposes. The Series A Convertible Preferred Stock was subject to mandatory conversion into Common Stock upon the amendment to the Company's certificate of incorporation to increase the number of authorized shares of common stock from 20 million to 75 million and the satisfaction of certain other conditions. The Series A Convertible Preferred Stock was converted into 21,449,253 shares of Common Stock on October 11, 1999.

After giving effect to the conversion of the Series A Convertible Preferred Stock, Dr. Patel owned 21,449,253 shares of Common Stock. Dr. Patel transferred, in a private transaction unrelated to the Company, 1,669,142 shares of Common Stock to various business associates. After these transfers, Dr. Patel owned 19,780,111 shares of common stock, which represented 51% of the aggregate number of shares outstanding in the combined classes.

The 21,449,253 shares of Common Stock issued on conversion of the Series A Convertible Preferred Stock are subject to anti-dilution protection, whereby Dr. Patel (or the holder of such shares) generally will preserve his (or their) 55% ownership interest in the Company until there are 75 million shares of Common Stock issued and outstanding. To exercise his anti-dilution right and preserve his 55% ownership interest, Dr. Patel (or the holder of such shares) has the option to purchase additional shares of Common Stock at a price of $0.01 per share until his (or their) total ownership interest in the Company equals 55%.

Dr. Patel may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions Dr. Patel deems appropriate. Alternatively, Dr. Patel may sell all or a portion of his shares of Common Stock in the open market or in privately negotiated transactions.

In June, 1999, Robert W. Morey, ( "Mr. Morey") the holder of 281,956 shares of the Company's Class A common stock, gave a two-year proxy (the "Proxy") in favor of Dr. Patel to vote Mr. Morey's shares of Class A common stock. The Proxy expired in June 2001.

On May 14, 2002 (effective May 17, 2002), Dr. Patel entered into an agreement (the "Voting Agreement") with WellCare Acquisition Company ("WAC") in connection with the Agreement and Plan of Merger dated May 17, 2002, among WAC, WellCare Merger Sub, and the Company (the "Merger Agreement"). The Voting Agreement and the Merger Agreement are filed as Exhibits 1 and 2, respectively, to this
Schedule 13D and are incorporated herein by reference. The Merger Agreement provides for the merger of the Merger Sub with and into the Company.

Pursuant to the Merger Agreement, WellCare Merger Sub will be merged with and into the Company (the "Merger"), with each share of Common Stock being cancelled and converted into the right to receive an amount of cash determined pursuant to a formula set forth in the Merger Agreement. As a result of the Merger, the Company will become a wholly owned subsidiary of WAC. The Merger is subject to the approval by the Company's stockholders, the receipt of required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

Pursuant to the Voting Agreement, Dr. Patel agreed to vote in favor of the adoption of the Merger Agreement and its terms and related transactions, and any matter that would, or could reasonably be expected to, facilitate the Merger.
In addition, Dr. Patel agreed to vote against any proposals made in opposition to or competition with the Merger. In addition, Dr. Patel agreed to vote against any proposals made in opposition to or competition with the Merger. See
Item 6 of this schedule for a more detailed description of the terms of the Voting Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

As set forth above, on June 11, 1999, pursuant to the Stock Purchase Agreement, Dr. Patel purchased a fifty-five (55%) percent ownership interest in the Company for $5 million dollars. As part of the purchase transaction, Dr. Patel received 100,000 shares Series A Convertible Preferred Stock.

After the conversion of the Series A Convertible Preferred Stock purchased by Dr. Patel on June 11, 1999 pursuant to the Stock Purchase Agreement, Dr. Patel beneficially owned 21,449,253 shares of Common Stock. In 1999, Dr. Patel transferred, in a private transaction unrelated to the Company, 1,669,142 shares of Common Stock to various business associates. After these transfers, Dr. Patel beneficially owned 19,780,111 shares of common stock, which represented 51% of the aggregate number of shares outstanding in the combined classes of Common Stock and Class A common stock.

This percentage is based on the number of shares of Common Stock and Class A common stock outstanding as of May 8, 2002 as reported by the Company in its Annual Report on Form 10-K.

Dr. Patel has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the 19,780,111 shares of Common Stock. Dr. Patel shares voting power and the power to dispose with WAC pursuant to the voting agreement described in Item 6. WAC, a Delaware corporation, has its principal place of business at 67 East 11th Street, Suite 318, New York, New York 10003.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Items 3 and 4, under the terms of the Stock Purchase Agreement, Dr. Patel's shares of Common Stock are subject to anti-dilution rights, whereby upon conversion Dr. Patel will generally preserve his 55% interest in the Company until there are 75 million shares of Common Stock issued and outstanding. In order to preserve his 55% interest, Dr. Patel, at his option, will pay par value ($0.01per share) for each share of Common Stock subsequently purchased.

Pursuant to the Voting Agreement, Dr. Patel has agreed to vote all of its shares:

     (i)     in favor of the adoption of the Merger Agreement;
     (ii) in favor of any matter which would, or could reasonably be expected to, facilitate the Merger or any of the transactions contemplated by the Merger Agreement;
     (iii) against approval of any opposing or competing proposed transaction involving the Company or any subsidiary of the Company;
     (iv)    against any liquidation or winding up of the Company; and
     (v) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger.

Dr. Patel granted WAC a proxy to vote shares of the Company owned by Dr. Patel in the manner set forth above. The attorneys-in-fact and proxies named in Annex A of the Voting Agreement are authorized and empowered to act as the undersigned's attorney-in-fact and proxy to vote the shares of the Company owned by Dr. Patel, and to exercise all voting rights of the undersigned with respect to those shares, (including without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting:

     (i) in favor of the adoption of the Merger Agreement and the terms thereof and each of the other transactions contemplated by the Merger Agreement, and any matter which would, or could reasonably be expected to, facilitate the Merger or any of the transactions contemplated by the Merger Agreement;
     (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger or the Merger Agreement;
     (iii) against any competing proposed transaction (as defined in the Merger Agreement) involving the Company or any subsidiary of the Company;
     (iv)    against any liquidation or winding up of the Company;
     (v) against any proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger.

In addition, pursuant to the Voting Agreement, Dr. Patel agreed that until the expiration, it would not:

     (i) solicit, initiate, encourage or take any other action to facilitate, directly or indirectly, any opposing proposal (as defined in the Voting Agreement);
     (ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any opposing proposal;
     (iii) furnish information concerning the business, properties or assets of the Company or subsidiary to any person under any circumstances that could reasonably be expected to relate to an actual or potential opposing proposal;
     (iv) negotiate or enter into discussions or any agreement, directly or indirectly, with any entity or group with respect to any potential opposing proposal; or
     (v) otherwise cooperate in any way with, or assist or participate in any effort or attempt by any person with respect to any opposing proposal.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

1.  Voting Agreement dated May 17, 2002 between WAC and Dr. Patel.

2. Agreement and Plan of Merger dated May 17, 2002 among WAC, Wellcare Merger Sub, and the Company.

3. Stock Purchase Agreement between Dr. Patel and the Company dated May 19, 1999, as amended on June 1, 1999 (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the SEC on June 28, 1999).

                                SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2002
--------------
Date

/s/ Kiran C. Patel
------------------
Signature

Kiran C. Patel, M.D.
---------------------
Name/Title